Exhibit 97.1

Howard Hughes Holdings Inc.
Executive Compensation Recoupment Policy

This policy (“Policy”) sets forth the conditions under which Howard Hughes Holdings Inc. (the “Company”) may or will seek reimbursement with respect to cash or equity-based bonus or incentive or profit-sharing awards (“Incentive Compensation”) to certain current or former executive officers of the Company (“Grantees”). Except to the extent otherwise expressly provided in Part B below, the Policy as amended and restated herein shall become effective October 2, 2023 (the “Effective Date”).

A.    In General

In the event of a material restatement of the Company’s financial results due to misconduct, the Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of the Company shall review the facts and circumstances and take the actions it considers appropriate with respect to the compensation of any executive officer whose fraud or willful misconduct contributed to the need for such restatement. Such actions may include, without limitation, (a) seeking reimbursement of any bonus paid to such officer exceeding the amount that, in the judgment of the Compensation Committee, would have been paid had the financial results been properly reported and (b) seeking to recover profits received by such officer during the 12 months after the restated period under equity compensation awards.

B.    Special Rules for Certain Employees

The provisions of this Part B shall apply notwithstanding anything in Part A above to the contrary and without limiting Part A above. Clause (vii) below defines certain capitalized terms that are used but not otherwise defined in this Part B.

    (i)    Except as provided below in this Part B, the Company will recover reasonably promptly the amount of erroneously awarded Part B Incentive-Based Compensation (“Erroneously Awarded Compensation”) in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

    (ii)    This Part B applies only to Part B Incentive-Based Compensation that is Received by an individual: (a) after beginning service as an Executive Officer; (b) who served as an Executive Officer at any time during the performance period for the applicable Part B Incentive-Based Compensation; and (c) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement described in clause (i) above (together with any transition period resulting from a change in the Company’s fiscal year within or immediately following those three completed fiscal years, provided that any transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year), regardless whether or when the restated financial statements are filed.

    (iii)    For purposes of this Part B, Erroneously Awarded Compensation is the amount of Part B Incentive-Based Compensation that is Received that exceeds the amount of Part B Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. For Part B Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Part B Incentive-Based Compensation was Received, and

the Company shall maintain documentation of that reasonable estimate and provide such documentation to the New York Stock Exchange (the “Exchange”).

    (iv)    For purposes of this Part B, the date that the Company is required to prepare an accounting restatement as described in clause (i) above is the earlier to occur of: (a) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described in clause (i) above; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described in clause (i) above.

    (v)    The requirements of clause (i) above shall not apply if the Compensation Committee or a majority of the independent directors serving on the Board determine that recovery would be impracticable in any of the following circumstances: (a) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, has documented such reasonable attempt(s) to recover, and has provided that documentation to the Exchange; (b) recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that the Company has obtained an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and has provided such opinion to the Exchange; or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company or its subsidiaries, to fail to meet the requirements of 26 U.S.C. Section 401(a)(13) or 26 U.S.C. Section 411(a) and regulations thereunder.

    (vi)    This Part B shall apply to all Part B Incentive-Based Compensation that is Received by Executive Officers on or after the Effective Date that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date.

    (vii)    For purposes of this Part B, the following italicized terms shall have the meaning indicated:

    “Executive Officer” means (a) the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer of the Company or its subsidiaries who performs a significant policy-making function for the Company, or any other person who performs significant policy-making functions for the Company and in any event (b) any individual identified as an executive officer of the Company pursuant to 17 C.F.R. Section 229.401(b).

    “Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures, and stock price and total shareholder return, regardless whether such measures are presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

    “Part B Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

    Part B Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Part B Incentive-Based Compensation award is attained, even if the payment or grant of Part B Incentive-Based Compensation occurs after the end of that period.

    (viii)    This Part B shall be applied in a manner that is consistent with and does not cause a violation of, and shall be deemed to incorporate any provisions required to make it compliant with, applicable Exchange listing standards.

C.    Miscellaneous

    (i)    The Company may, to the extent permitted by law, enforce all or part of a Grantee’s repayment obligation under this Policy by any available means, including by reducing any amounts that may be owing from time-to-time by the Company or any of its subsidiaries to such Grantee, whether as wages, severance, vacation pay or in the form of any other benefit or for any other reason.

    (ii)    Except as provided in Part B(v) of this Policy, this Policy shall be administered and enforced by the Compensation Committee, except to the extent the Board shall designate another committee comprising exclusively independent directors or itself shall act (the Compensation Committee, such other committee or the Board, as applicable, the “Administrator”). The Administrator shall have full and final authority to make all determinations required under this Policy, and its decision as to all questions of interpretation and application of the Policy shall be final, binding and conclusive on all persons, provided that the Administrator shall make no determination as to whether an accounting restatement is required in the first instance, and any such determination shall be reviewed with the Audit Committee of the Board.

    (iii)    Except as otherwise provided in Part B of this Policy, from and after the Effective Date, each award of Incentive Compensation shall be subject to this Policy.

    (iv)    The recoupment of Incentive Compensation under this Policy is in addition to any other right or remedy available to the Company. Without limiting the preceding sentence, this Policy is separate from and in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 (“Section 304”) that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer, and the Administrator shall consider any amounts paid to the Company by the Chief Executive Officer and Chief Financial Officer pursuant to Section 304 in determining any amount of Incentive Compensation to recoup under this Policy.

    (v)    The Company shall not indemnify any Grantee against the loss of Incentive Compensation recouped pursuant to this Policy.

    (vi)    This Policy may be amended at any time by the Administrator.